1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 8, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/11/08:	The Company announced consolidated financial statements for the nine months ended September 30, 2024 approved by the Board of Directors

99.2	Announcement on 2024/11/08:	Board of Directors approved donation to related parties

99.3	Announcement on 2024/11/08:	The Company will participate in investor conference held by Bank of America

99.4	Announcement on 2024/11/08:	New appointment of Business Senior Executive Vice President

99.5	Announcement on 2024/11/08:	New appointment of Administration Senior Executive Vice President

99.6	Announcement on 2024/11/08:	Board of Directors approved the appointment of senior management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2024

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

The Company announced consolidated financial statements for the nine months ended September 30, 2024 approved by the Board of Directors

Date of events: 2024/11/08

Contents:

1.
Date of submission to the board of directors or approval by the board of directors: 2024/11/08
2.
Date of approval by the audit committee: 2024/11/05
3.
Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2024/01/01~2024/09/30
4.
Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 164,672,680
5.
Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 61,724,487
6.
Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 35,227,974
7.
Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 35,823,567
8.
Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 29,000,674
9.
Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 28,216,292
10.
Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 3.64
11.
Total assets end of the period (thousand NTD): 509,622,790
12.
Total liabilities end of the period (thousand NTD): 122,935,189
13.
Equity attributable to owners of parent end of the period (thousand NTD): 374,105,135
14.
Any other matters that need to be specified: None

EXHIBIT 99.2

Board of Directors approved donation to related parties

Date of events: 2024/11/08

Contents:

1.
Date of occurrence of the event: 2024/11/08
2.
Reason for the donation: Academic rewards
3.
Total amount of the donation: Donating the public academic institution NT$5,399,055
4.
Counterparty to the donation: National Taiwan University
5.
Relationship with the Company: Government-related entities
6.
Name and resume of independent director(s) that expressed an objection or qualified opinion: None
7.
Objection or qualified opinion by the aforementioned independent director(s): None
8.
Any other matters that need to be specified: None

EXHIBIT 99.3

The Company will participate in investor conference held by Bank of America

Date of events: 2024/11/11

Contents:

1.
Date of institutional investor conference: 2024/11/11~2024/11/12
2.
Time of institutional investor conference: 11:00 am (Taipei time)
3.
Location of institutional investor conference: Singapore
4.
Outline of institutional investor conference: Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.
5.
Any other matters that need to be specified: None

EXHIBIT 99.4

New appointment of Business Senior Executive Vice President

Date of events: 2024/11/08

Contents:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): important personnel
2.
Date of occurrence of the change: 2024/11/08
3.
Name, title, and resume of the previous position holder: Rong-Shy Lin, President and Business Senior Executive Vice President
4.
Name, title, and resume of the new position holder: Wen-Chiyh Lin, Vice President of Business Management Department
5.
Type of the change (please enter: "resignation", "position adjustment", "retirement", "death", "new replacement" or "dismissal"): position adjustment
6.
Reason for the change: position adjustment
7.
Effective date: 2024/11/08
8.
Any other matters that need to be specified: None

EXHIBIT 99.5

New appointment of Administration Senior Executive Vice President

Date of events: 2024/11/08

Contents:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): important personnel
2.
Date of occurrence of the change: 2024/11/08
3.
Name, title, and resume of the previous position holder: None
4.
Name, title, and resume of the new position holder: Wei-Kuo Hong, President of Telecommunication Training Institute
5.
Type of the change (please enter: "resignation", "position adjustment", "retirement", "death", "new replacement" or "dismissal"): position adjustment
6.
Reason for the change: position adjustment
7.
Effective date: 2024/11/08
8.
Any other matters that need to be specified: None

EXHIBIT 99.6

Board of Directors approved the appointment of senior management

Date of events: 2024/11/08

Contents:

1.
Date of occurrence of the event: 2024/11/08
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: None
5.
Cause of occurrence:

The 13th meeting of the 10th Board of Directors resolved as follows:

(1)
Mr. Chih-Hsiung Huang, Technology Senior Executive Vice President was relieved of his duties as President of Network Technology Group on November 8, 2024. Mr. Chung-Yung Chia, Vice President of Network Technology Group, will be the successor to Mr. Huang as the President of Network Technology Group.
(2)
Mr. Wei-Kuo Hong, Administration Senior Executive Vice President will concurrently serve as President of Telecommunication Training Institute on November 8, 2024.
6.
Countermeasures: None
7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): The effective date is November 8, 2024.